March 3, 2011

Patrick Gilmore
Accounting Branch Chief
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington DC 20549-2001

Re:	MICROS Systems, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed August 27, 2010
File No. 000-09993

Dear Mr. Gilmore:

We are providing this letter in response to the comments of the staff contained in your letter to Cynthia A. Russo dated February 8, 2011.  Set forth below are the staff’s comments and our corresponding responses.

Form 10K for the Fiscal Year Ended June 30, 2010:

Item 1. Business page 3

1.
Please tell us whether any individual foreign country materially contributed to the revenues derived from external customers during the past three years.  If so, please identify the country or countries in your response and confirm that you will disclose in future filings, as applicable, the information required by Item 101(d)(i)(C) of Regulation S-K in the business section or in a footnote to the financial statements cross-referenced in the business section.

Response to Comment No. 1.

During each of the three fiscal years ended June 30, 2008, 2009, and 2010, we did not have any individual foreign country that materially contributed to the revenues derived from external customers.  In this regard, no foreign country accounted for more than nine percent of our revenues derived from external customers in any of those fiscal years.  In our future filings, if any individual foreign country materially contributes to the revenues derived from external customers, we will provide the information required by Item 101(d)(i)(C) of Regulation S-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Goodwill and indefinite-lived intangible assets page 25

2.
We note your conclusion on page 61 that no impairment of goodwill existed as of and for the fiscal years ended June 30, 2010, 2009, and 2008.  We further note that you have four reporting units.  To the extent that your reporting units have an estimated fair value that is not substantially in excess of the carrying value and is at potential risk of failing step-one of your goodwill impairment analysis, please tell us and disclose in future filings:

•	The percentage by which fair value exceeded the carrying value as of the most recent step-one test;
•	The amount of goodwill allocated to each reporting unit;
•	A description of the methods and key assumptions used and how the key assumptions were determined;
•	A discussion of the degree of uncertainty associated with the key assumptions; and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if your reporting units are not at risk of failing step-one please disclose this in future filings.

Response to Comment No. 2.

In each of the three fiscal years ended June 30, 2008, 2009, and 2010, each of our reporting units had estimated fair values that were substantially in excess of the respective carrying values and the reporting units were not at potential risk of failing step-one of the goodwill impairment analysis.  We do not believe that Item 303 of Regulation S-K requires that we affirmatively disclose that we are not at risk of failing step-one, nor do we believe that such a disclosure is material.  If in the future any of our reporting units have an estimated fair value that is not substantially in excess of the carrying value and is at potential risk of failing step-one of our goodwill impairment analysis, we will disclose the requisite information with respect thereto.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls page 37

3.
While we note that your management concluded that disclosure controls and procedures as of the end of the period covered by this report are “functioning effectively,” this effectiveness conclusion is stated in terms that do not conform with the language set forth in Exchange Act Rule 13a-15(b).  In your response letter, please tell us whether your management concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report.  Further, in your future filings, please clarify, if true, that your officers concluded that your disclosure controls and procedures are effective.  Similar concerns apply to your subsequent Forms 10-Q.

Response to Comment No. 3.

We believe that our articulation of management’s conclusions regarding the effectiveness of our disclosure controls and procedures in our annual report on Form 10-K and in our subsequent Forms 10-Q complies with the requirements of Exchange Act Rule 13a-15(b).  Nevertheless, in response to the comment, in future filings we will replace the words “are functioning effectively” with “are effective.”

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A filed on October 13, 2010)

Compensation Discussion and Analysis

Bonus page 10

4.
You indicate that the compensation committee exercised discretion in augmenting the bonuses awarded to each of the named executive officers in recognition of your strong performance factor for the 2010 fiscal year generally and taking into consideration the specific factors noted on page 11.  However, we note that you did not provide an individualized discussion regarding how the compensation committee determined the amount of the discretionary bonus awarded to each named executive officer.  Given the material amount of the discretionary bonus increases, an individualized discussion is warranted regarding the specific factors considered by the compensation committee in determining each bonus award as well as an analysis of how the amount of each bonus was determined.  In your response, please provide us with this information and confirm that you will expand your disclosure, as applicable, to provide such disclosure on an individualized basis in future filings.

Response to Comment No. 4.

We did not provide an individualized discussion regarding how the Compensation Committee determined the amount of the discretionary bonus awarded to each named executive officer because the Compensation Committee did not base the discretionary bonuses on individual performance factors. Instead, the Compensation Committee awarded discretionary bonuses in recognition of our performance in fiscal 2010 and the other factors disclosed in the fifth paragraph on page 11 of the proxy statement.  The Compensation Committee determined that the additional discretionary bonus should be an amount equal to: (i) 100% of the amount of the incentive bonus payable to those named executive officers with company-wide responsibilities (Messrs. Giannopoulos and Patz and Mses. Kurdle and Russo); and (ii) 50% of the amount of the incentive bonus payable to the named executive officer with regional responsibilities (Mr. Niroomand).  Please note that the actual amounts of the discretionary bonuses are immaterially different from the respective amounts that would have resulted from precise application of the above percentages due to a series of minor rounding issues.  If in the future the Compensation Committee elects to award discretionary bonuses and individual performance factors are used in determining the amount of the discretionary bonus, we will provide an individualized discussion for each named executive officer who received such a bonus.  If, as was the case for the fiscal year ended June 30, 2010, the amount of the discretionary bonus is determined through application of one or more formulae that are not based on individual performance, we will disclose the formulae used and, when applicable, the reasons a different formula is applied to any particular executive officer.

Summary Compensation Table (Fiscal 2010) page 14

5.
It appears from footnote 2 to the table that you have included discretionary bonuses in the “Non-Equity Incentive Plan Compensation” column (column (g)) instead of in the bonus column (column (d)).  Please refer to our prior comment 11 in our letter dated April 8, 2009 and your response thereto.  Please provide us supplementally with draft disclosure showing how you will present this information in future filings or advise.

Response to Comment No. 5.

We inadvertently placed the amounts relating to the discretionary bonuses in the “Non-Equity Incentive Plan Compensation” column while putting the amounts paid under our incentive bonus program, which were determined based on performance related to budgeted measures, in the “Bonus” column.  In future filings, we will revise our disclosure in the Non-Equity Incentive Plan Compensation column and the Bonus column of the Summary Compensation Table so that bonuses paid under an “incentive plan,” as defined in Item 402(a)(6)(iii) of Regulation S-K, are reported in the Non-Equity Incentive Plan Compensation column and any discretionary bonuses that may be awarded will be reported in the Bonus column.  Because in fiscal 2010 the two amounts differed by less than approximately 0.07% (less than one-tenth of one percent) for four of the named executive officers, and by less than 2% with respect to Mr. Niroomand (i.e., when comparing 50% of his incentive bonus to the amount awarded as a discretionary bonus), we believe that the error was not material.

Grants of Plan-Based Awards (Fiscal 2010) page 15

6.
We note further that you did not provide disclosure relating to the non-equity incentive plan compensation in the Grants of Plan-Based Awards Table.  Please note that the grant of an award under a non-equity incentive plan should be disclosed in the Grants of Plan-Based Awards Table in the year of grant.  Refer to Item 402(d)(2)(iii) of Regulation S-K and SEC Release No. 33-8732A.  Please provide us supplementally with draft disclosure showing how you will present this information in future filings or advise.

Response to Comment No. 6.

In future filings, we will revise our disclosure in the Grants of Plan-Based Awards table to reflect the possible payouts under the portion of our bonus program that constitutes non-equity incentive plan compensation.  The following sample table reflects how we will present this information in future filings, and is based in part on the amounts applicable for our fiscal year ended June 30, 2010. Of course, the disclosure will be modified to reflect the actual facts and circumstances that are applicable.

Grants of Plan-Based Awards (Fiscal 2010)

The following table provides information regarding plan-based awards granted to the named executive officers during fiscal year 2010.

Name	Grant Date	Estimated Future Payouts Under Non- Equity Incentive Plan Awards ($)1	All Other Option Awards; Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
A. L. Giannopoulos	6/XX/2009	2,000,000
	11/20/2009		150,000	28.63	1,672,245
Gary C. Kaufman	N/A	N/A	N/A	N/A	N/A

Jennifer Kurdle	6/XX/2009	400,000
	11/20/2009		80,000	28.63	891,864
Kaweh Niroomand2	6/XX/2009	814,182
	11/20/2009		100,000	28.63	1,114,830
Thomas L. Patz	6/XX/2009	715,000
	11/20/2009		110,000	28.63	1,226,313
Cynthia A. Russo	6/XX/2009	287,000
	11/20/2009		65,000	28.63	724,640

1. Under the Company’s incentive bonus structure, the threshold and target amounts for each individual are the same.  There is no maximum payout amount.
2. Mr. Niroomand’s target bonus is denominated and paid in Euro. For purposes of this table, the amount shown has been converted to US dollars using a 12-month average exchange rate for fiscal 2010.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A filed October 13, 2010)

Security Ownership of Certain Beneficial Owners and Management page 4

7.
Please tell us the names of the natural person who, directly or indirectly, have or share voting and/ or investment power with respect to the shares being held by legal entities, such as the Neuberger Berman Group LLC.  See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.  Confirm that you will provide this information in future filings.

Response to Comment No. 7.

Please note that information we provided for Neuberger Berman Group LLC, T. Rowe Price Associates, BlackRock Inc. and Waddell & Reed Financial Inc. was derived exclusively from Schedules 13G and, in some cases, amendments to Schedule 13Gs filed by those entities.  We have no independent knowledge regarding any natural persons who, directly or indirectly, have or share voting and/or investment power with respect to shares of our common stock held by these entities.  All of the entities referenced above are Schedule 13G filers who have filed pursuant to Rule 13d-1(b) under the Exchange Act.  We note that instruction 3 to Regulation S-K states that we may rely upon information set forth in statements filed under Schedule 13G.  We further note that Schedule 13G, unlike Schedule 13D, does not require disclosure with regard to natural persons who serve in designated governance capacities or otherwise control one of the types of entities listed in General Instruction C of Schedule 13D.  Under the circumstances, we believe we have fulfilled our disclosure obligations under Item 403 of Regulation S-K.